Exhibit 2.1

Execution Version

AMENDMENT NUMBER 1 TO SEPARATION AGREEMENT

This Amendment Number 1 (this “Amendment”) to the Separation Agreement (as defined below), dated as of August 24, 2017, is entered into by and between E. I. du Pont de Nemours and Company (“DuPont”), a Delaware corporation, and The Chemours Company (“Chemours”), a Delaware corporation. “Party” or “Parties” means DuPont or Chemours, individually or collectively, as the case may be.

W I T N E S S E T H:

WHEREAS, the Parties entered into a Separation Agreement, dated as of June 26, 2015 (the “Separation Agreement”);

WHEREAS, the Parties entered a binding Term Sheet, dated as of February 7, 2017 (the “Term Sheet”);

WHEREAS, DuPont, with the consent of Chemours pursuant to and on the terms set forth in the Term Sheet, entered into that certain C8 Personal Injury Master Settlement Agreement, dated March 31, 2017, with Co-Lead Counsel for the Plaintiffs’ Steering Committee and that certain Settlement Agreement Pertaining to the C8 Trial Plaintiffs, dated April 3, 2017, with Co-Lead Counsel for the Plaintiffs’ Steering Committee;

WHEREAS, all of the conditions to the effectiveness of each of the foregoing settlement agreements have been satisfied in full and each such settlement agreement has become, prior to or substantially concurrently with this Amendment, binding on the parties thereto in all respects;

WHEREAS, on May 25, 2017, pursuant to the Term Sheet (a) DuPont paid, or caused to be paid, certain settlement amounts in accordance with Trial Settlement Agreement, and (b) Chemours paid, or caused to be paid, to DuPont an amount equal to fifty percent (50%) of such settlement amounts paid by DuPont as indemnification for fifty percent (50%) of such payment by DuPont;

WHEREAS, the Term Sheet provides that the Parties will cooperate in the drafting and execution of a final agreement incorporating the terms of the Term Sheet; and

WHEREAS, the Parties wish to amend the Separation Agreement to reflect the terms of this Amendment, and this Amendment shall constitute the final agreement referenced in the Term Sheet;

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements, provisions and covenants contained in the Separation Agreement and this Amendment, and other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

Article I

AMENDMENTS

Amendment to Section 1.1

. The following provisions are added as new subsections (150) through (154) of Section 1.1 to the Separation Agreement, respectively:

(150)“PFOA” means perfluorooctanoic acid and its salts.

(151)“PFOA Costs” means any and all Indemnifiable Losses that both (a) are those which Chemours is required to bear or indemnify the DuPont Indemnitees against pursuant to this Agreement and (b) are related to, or arise out of, by reason of or otherwise in connection with, Actions and Liabilities resulting from, arising out of, by reason of or otherwise in connection with, or related to exposures to or potential exposures to or the presence or Release of PFOA.  For the avoidance of doubt, nothing in this definition expands or reduces the scope of Indemnifiable Losses that are Chemours’s responsibility (whether directly or by indemnification) under this Agreement (including, for the avoidance of doubt, Schedule 1.1(34)(iii) of this Agreement).

(152)“Future PFOA Costs” means expenditures in respect of PFOA Costs incurred after July 6, 2017 but not after July 6, 2022.

(153)“Specified Settlement Agreements” means that certain C8 Personal Injury Master Settlement Agreement, dated March 31, 2017, with Co-Lead Counsel for the Plaintiffs’ Steering Committee (the “Master Settlement Agreement”) and that certain Settlement Agreement Pertaining to the C8 Trial Plaintiffs, dated April 3, 2017, with Co-Lead Counsel for the Plaintiffs’ Steering Committee (the “Trial Settlement Agreement”).

(154)“Trial Settlement Related Payments” means the payments made, or caused to be made, on May 25, 2017, (a) by DuPont of the amount set forth on Schedule 1.1(154) in settlement amounts in accordance with Trial Settlement Agreement, and (b) by Chemours to DuPont of fifty percent (50%) of such amount as indemnification of fifty percent (50%) of such payment by DuPont;

Amendment to Section 6.5

. The following provisions are added as new subsections (d) and (e) to Section 6.5 of the Separation Agreement, respectively:

(d)Notwithstanding anything to the contrary in this Agreement, during each of the Indemnity Periods (as defined below), the Parties shall cooperate in good faith to determine and agree upon the appropriate level of defense and settlement of any cases involving Future PFOA Costs, including the selection of outside counsel for such cases, subject to the provisos (x) that each Party shall act reasonably in this regard and (y) that either Party may at its discretion fund further defense or settlement not agreed to by the other Party, in each case at its own expense, and such further defense and settlement amounts shall not constitute Future PFOA Costs or be subject to indemnification under this Agreement.

(e)For the avoidance of doubt, if any Action involving PFOA Costs exists following the end of the final Indemnity Period (as defined below) for which indemnification may be available pursuant to this Article VI, Section 6.5(a) shall apply thereto.

New Section 6.11

. The following provision is added as a new Section 6.11 to the Separation Agreement:

Section 6.11Specified Settlement Payments.  Notwithstanding anything to the contrary in this Agreement, the Specified Settlement Payments (as defined below) made or to be made by each Party shall not be considered PFOA Costs or be subject to indemnification under this Agreement, including the excess of the Trial Related Settlement Payment by DuPont over the Trial Related Settlement Payment by Chemours to DuPont.

New Section 6.12

. The following provision is added as a new Section 6.12 to the Separation Agreement:

Section 6.12Indemnification for PFOA Costs.

(a)On August 21, 2017, Chemours directly paid $320.35 million of the aggregate settlement amounts under the Master Settlement Agreement.  On or prior to September 1, 2017, DuPont shall directly pay (x) $320.35 million in settlement amounts under the Master Settlement Agreement and (y) any and all additional amounts DuPont has agreed to pay in consideration for the extension of the payment date for its portion of the settlement amounts under the Master Settlement Agreement.  The payments described in this paragraph (a), together with the Trial Settlement Related Payments, shall be the “Specified Settlement Payments”.  DuPont represents and warrants that its agreement with Co-Lead Counsel for the Plaintiffs’ Steering Committee to extend the payment date for DuPont’s portion of the Specified Settlement Payments under the Master Settlement Agreement and for DuPont to pay an additional amount in consideration for such extension does and shall not (i) increase Chemours’s Specified Settlement Payment or any other amounts that Chemours is required to bear (either directly or by way of indemnification) relating to, resulting from, arising out of, by reason of or otherwise in connection with Actions or Liabilities within the scope of the release in any of the Specified Settlement Agreements or (ii) affect the applicability, scope or timing of the release or any of Chemours’s other rights under any of the Specified Settlement Agreements.  DuPont agrees to indemnify and hold harmless Chemours for any Indemnifiable Losses relating to, resulting from, arising out of, by reason of or otherwise in connection with DuPont’s agreement with Co-Lead Counsel for the Plaintiffs’ Steering Committee to extend the payment date for DuPont’s portion of the settlement amounts under the Master Settlement Agreement.  Neither Chemours nor DuPont shall amend, alter, waive or modify any term of the Specified Settlement Agreements without the other party’s prior written consent.  Conditioned on the representation, warranty and indemnity set forth in this paragraph (a), Chemours consents to DuPont’s agreement with Co-Lead

Counsel for the Plaintiffs’ Steering Committee to extend the payment date for DuPont’s portion of the settlement amounts under the Master Settlement Agreement.

(b)During each consecutive twelve (12) month period starting on July 6, 2017 and ending on July 6, 2022 (each such twelve month period, an “Indemnity Period”), Chemours shall bear (either by direct payment or by promptly indemnifying DuPont pursuant to Article VI, at DuPont’s election) the first $25,000,000 of Future PFOA Costs (the “Annual PFOA Deductible”). Chemours shall provide DuPont with a report on a quarterly basis with a calculation (and reasonable supporting detail underlying such calculation) of amounts paid toward the Annual PFOA Deductible (provided, that such report shall not in any way limit or otherwise affect DuPont’s or Chemours’s other rights or obligations hereunder or constitute an admission by DuPont or Chemours that, or prejudice or be used in connection with any position taken by DuPont or Chemours with respect to whether, any subsequent expenditures, including in the same Actions, are PFOA Costs).

(c) If, during any Indemnity Period, Chemours has paid directly, or indemnified DuPont pursuant to Article VI, Future PFOA Costs equal to the Annual PFOA Deductible, DuPont shall bear (either by direct payment or by promptly indemnifying Chemours pursuant to Article VI, at Chemours’s election) the next $25,000,000 of Future PFOA Costs during such Indemnity Period (the “DuPont PFOA Coverage Amount”) and DuPont’s payment thereof shall not be subject to indemnification under this Agreement. DuPont shall provide Chemours with a report on a quarterly basis with a calculation (and reasonable supporting detail underlying such calculation) of amounts paid toward the DuPont PFOA Coverage Amount (provided, that such report shall not in any way limit or otherwise affect DuPont or Chemours’s other rights or obligations hereunder or constitute an admission by DuPont or Chemours that, or prejudice or be used in connection with any position taken by DuPont or Chemours with respect to whether, any subsequent expenditures, including in the same Actions, are PFOA Costs).

(d)Chemours shall bear (either by direct payment or by promptly indemnifying DuPont pursuant to Article VI, at DuPont’s election) any Future PFOA Costs in any Indemnity Period that are in excess of the sum of (x) the Annual PFOA Deductible and (y) the DuPont PFOA Coverage Amount.

For the avoidance of doubt, (i) nothing in this Section 6.12 shall expand or reduce Chemours’s responsibility under this Agreement with respect to any PFOA Costs that do not constitute Future PFOA Costs and (ii) Chemours’s or DuPont’s option to elect either direct payment or indemnification as provided in this Section 6.12 does not expand or reduce (x) the electing Party’s rights under this Agreement, if any, to participate in or control the defense and settlement of any Actions involving Future PFOA Costs or (y) the rights, if any, of an Indemnitee to such an election option under this Agreement with respect to any Indemnifiable Losses that are not Future PFOA Costs.

New Section 6.13

. The following provision is added as a new Section 6.13 to the Separation Agreement:

Section 6.13.Waiver of Certain Ostensible Defenses.  From and after July 6, 2017, Chemours shall not contest responsibility for any PFOA Costs on the basis of ostensible defenses that are generally applicable to the indemnification provisions of this Agreement across the range of Actions and waives such defenses as to PFOA Costs (including any such defenses relating to punitive damages, fines, penalties and attorneys’ fees); provided, however, that the foregoing shall not be deemed to expand or reduce the types of Actions that are within the scope of the indemnification provisions of this Agreement, and each of Chemours and DuPont retains all defenses relating to such scope.

Article II

MISCELLANEOUS

Complete Agreement; Construction

. This Amendment and the Separation Agreement, including the Exhibits and Schedules, and the Ancillary Agreements shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. In the event of any inconsistency between the Separation Agreement and any Schedule hereto, the Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) the Separation Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control (except with respect to any Conveyancing and Assumption Instruments, in which case the Separation Agreement shall control) and (b) the Separation Agreement and any agreement which is not an Ancillary Agreement, the Separation Agreement shall control unless specifically stated otherwise in such agreement. Except as expressly set forth in the Separation Agreement or any Ancillary Agreement: (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement; and (ii) for the avoidance of doubt, in the event of any conflict between the Separation Agreement or any Ancillary Agreement, on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern.

Definitions

. Capitalized terms used in this Amendment but not defined herein shall have the meanings given to them in the Separation Agreement.

No Other Changes; Effect of Amendment

. Except as specifically amended by this Amendment, all of the terms of the Separation Agreement shall remain in full force and effect.

Section 2.4Publicity and Public Filings. On or prior to August 30, 2017, each of the Parties shall make a filing on Form 8-K with the SEC, which shall include a mutually agreed summary of the material terms and conditions of this Amendment. From and after the date hereof, neither Party shall issue any other press release or make any other public statements that is inconsistent with the provisions of this Amendment without the prior written consent of the other Party, and shall not issue any such press release or make any such public statement prior to obtaining such consent, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Parties shall give each other a reasonable opportunity to review and comment upon the portion of any press release or public statement that references this Amendment or any of its provisions.

Incorporation of Miscellaneous Provisions

. The terms and conditions of Sections 1.2, 10.3, 10.8, 10.9, 10.13, 10.14, 10.16, 10.17, 10.19, 10.20, 10.22 and 10.23 of the Separation Agreement are hereby incorporated herein, mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed as of the day and year first above written.

E. I. DU PONT DE NEMOURS AND COMPANY

By: /s/ Stacy L. Fox
Name: Stacy L. Fox
Title: Senior Vice President and
General Counsel

THE CHEMOURS COMPANY

By: /s/ David C. Shelton
Name: David C. Shelton
Title: SVP, General Counsel &
Corporate Secretary

[Signature Page to Amendment Number 1 to Separation Agreement]